Stradley Ronon Stevens & Young, LLP

191 North Wacker Drive, Suite 1601

Chicago, IL 60606

(312) 964-3500

July 21, 2020

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	Alight Series Trust (File No. 811-08885)

Dear Ms. Fettig:

On behalf of the Alight Series Trust (the “Registrant”) and the sole series thereof, the Alight Government Money Market Fund (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned on June 23, 2020, with respect to the Registrant’s report to shareholders filed on Form N-CSR for the fiscal year ended December 31, 2019.

Each of the Staff’s comments are summarized below. The Registrant’s responses are set out immediately under the restated comment.

1.	Comment:	Please confirm that the Registrant will use the most recent Form N-CSR for all future filings of its annual reports.

	Response:	The Registrant confirms that it will use amended Form N-CSR (OMB Number 3235-0570) for all future filings of its annual reports.

2.	Comment:	The Staff notes that the Fund answered “yes” to Item B.10 of Form N-CEN, which inquires if any matter was submitted by the Registrant to a vote of its security holders during the period. The Staff notes that Rule 30e-1(b) under the Investment Company Act of 1940 (the “1940 Act”) requires registrants to disclose the voting results of any shareholder meetings in their next annual report. In the Fund’s next shareholder report,

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 21, 2020

please disclose the results of the shareholder meeting referenced in Item B.10 of Form N-CEN.

	Response:	During the Registrant’s most recently completed fiscal year, the Fund submitted to shareholders a proposal to elect three trustees to its Board of Trustees. The Registrant confirms that it will include the voting results of that shareholder meeting in the Fund’s next shareholder report, in accordance with Rule 30e-1(b) under the 1940 Act.

3.	Comment:	The Staff notes that the Registrant’s most recent filing on Form N-PX reports the results of the vote on the shareholder proposal (described in comment no. 2) but does not report how the Registrant voted its proxies during the period.

Response:

As set forth in response to comment no. 2, the Registrant will disclose in its next shareholder report the results of the special meeting of the Fund’s shareholders, in accordance with Rule 30e-1(b).

The Fund is a “government money market fund” (as defined in Rule 2a-7 under the 1940 Act) and operates in a master-feeder arrangement, whereby it invests all of its investible assets into the Treasury Money Market Master Portfolio (the “Portfolio”). As such, the Fund does not hold any voting securities or vote any proxies during the reporting period and there is no information required to have been reported on the most recently filed Form N-PX. The Fund confirms that it will disclose how it voted any proxies in future Form N-PX filings.

4.	Comment:	Going forward, please include in annual and semiannual reports to Fund shareholders the disclosure required by Item 27(d)(2) to Form N-1A.

	Response:	As a feeder Fund, the Fund invests all of its investible assets into the Portfolio, and therefore a graphical representation of the holdings of the Fund would have little value to investors. However, in lieu of that information, the Fund includes the Portfolio’s financial statements in its annual report, including a table illustrating the Portfolio’s holdings in Rule 2a-7 eligible securities, in compliance with Item 27(d)(2).

5.	Comment:	The Staff notes that Note 4 to the Fund’s financial statements states that the Fund pays a monthly fee for administrative services to Alight Solutions (“Alight”), the Fund’s administrator. Please confirm that the

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 21, 2020

fees are paid monthly and revise the disclosure in future filings to clarify that point, as necessary.

	Response:	The Registrant confirms that the administrative services fee accrues monthly but is paid quarterly to Alight. The Registrant will amend Note 4 in future filings to clarify this point.

6.	Comment:	Note 3 to the Fund’s financial statements states that the Fund “records its investment in the Portfolio at fair value based on the Fund’s proportionate interest in the net assets of the Master Portfolio.” Please disclose if the Fund’s investment is fair valued using Levels 1, 2 and/or 3.

	Response:	The notes to the Portfolio’s financial statements describe the hierarchy of valuation levels for the Portfolio’s assets, and the corresponding financial statements report that those holdings are valued at Level 2. In future filings, the Fund also will include the requested information in the notes to its financial statements.

7.	Comment:

Note 4 to the Fund’s financial statements reads as follows:

Under the Administration Agreement, the Fund will be obligated to reimburse Alight for any fees waived and expenses absorbed, but only if the reimbursement is made within three years from the date waived or absorbed and only to the extent that the reimbursement does not cause the total ordinary operating expenses of the Fund to exceed its expense limitation.

In future reports to shareholders, please modify the disclosure to clarify that the Fund’s obligation to reimburse Alight for previously waived expenses is limited to the lesser of (i) the expense cap in effect at the time of reimbursement or (ii) the expense cap in effect at the time that Alight waived the fees and/or bore the expenses subject to recoupment.

	Response:	The Registrant confirms that it will revise the disclosure in future shareholder reports to include the language requested by the Staff.

8.	Comment:	Please include the disclosure required by Item 27(d)(4) to Form N-1A in future annual and semiannual reports to shareholders.

	Response:	The Registrant confirms that the Fund will include such disclosure in future shareholder reports.

9.	Comment:	Item 27(b)(5) of Form N-1A requires registrants to include in their annual reports the information required under Item 17(a)(1) of Form N-1A concerning each officer and director’s term of office and length of time

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 21, 2020

served. In future reports to shareholders that include the Registrant’s trustee and officer information, please disclose the term of office for each such officer and trustee in accordance with Item 27(b)(5).

Response:

Pursuant to the Registrant’s by-laws, an officer shall hold office until his or her successor is elected or appointed, or until his or her earlier displacement from office by resignation, removal or otherwise. Likewise, each trustee serves for the life of the Registrant, until he or she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing trustees and until the election and qualification of a successor. The Registrant confirms that in future shareholder reports, the Fund will disclose this information in a footnote to the table listing the trustee and officer biographical information.

10.	Comment:	Pursuant to Rule 2a-7(h)(10) under the 1940 Act, a money market fund must disclose its portfolio holdings and other fund-specific information on its web site. Please explain the location of this information on the Fund’s web site.

Response:	The information required by Rule 2a-7(h)(10) is obtained by clicking on the link titled “2A-7 Disclosures” at the bottom of the main page of the Fund’s web site (https://www.alightfinancialsolutions.com). The link re-directs to a web page containing information about the Portfolio, located at: https://www.blackrock.com/cash/en-us/products/282879/barclays-
treasury-money-market-fund-blackrock-cash-funds-treasury-inst.

11.	Comment:	In the Registrant’s registration statement, please list the Fund’s principal risks in order of severity as opposed to alphabetically.

	Response:	As stated above, the Fund operates as a feeder fund to the Portfolio. Therefore, the Fund generally faces the same risks, and in the same magnitude, as the Portfolio. Accordingly, the Fund lists the principal risks in its prospectus in the same order and manner as how the Portfolio’s prospectus presents the corresponding risks.

12.	Comment:	The footnote to fee table in the section of the Fund’s prospectus titled “Fees and Expenses” describes two waiver agreements – one contractual and one voluntary. The Staff notes that the voluntary waiver arrangement was not utilized during the Fund’s most recent fiscal year (i.e., the contractual waiver was sufficient to limit the Fund’s expense ratio to the amount sought by the voluntary waiver). As such, please consider

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 21, 2020

enhancing the existing to clarify that the voluntary waiver is not reflected in the fee table.

	Response:	In response to the Staff’s request, the Fund will include the requested clarifying disclosure in subsequent registration statement filings where the voluntary waiver is not utilized.

13.	Comment:

The Staff notes that the voluntary waiver cited in comment no. 12 provides that Alight will waive or absorb ordinary operating expenses of the Fund in an amount equal to the greater of (a) the amount needed to cap the Fund’s expense ratio at 0.85%, or (b) the amount sufficient to ensure that the seven day yield of the Fund does not fall below 0%. The Staff also notes that the Fund will reimburse Alight for fees waived and Fund expenses absorbed under this arrangement, so long as (1) the reimbursement is for fees and expenses incurred within three years of the date of reimbursement, and (2) the reimbursement does not cause the Fund’s total ordinary operating expenses to exceed the expense limitation.

Please revise the footnote to the fee table in the section of the Fund’s prospectus titled “Fees and Expenses” to state that the Fund will not make a recoupment payment to Alight under this voluntary arrangement if doing so would cause in the Fund’s expense ratio to exceed the lesser of the expense cap at the time of waiver or the expense cap at the time of recoupment.

Response:

In response to the Staff’s request, the Fund confirms that it will update the footnote in future annual updates to the Fund’s registration statement. The language will read as follows:

Alight, the Fund’s administrator, has agreed to waive or absorb ordinary operating expenses of the Fund (excluding interest, brokerage commissions and extraordinary expenses of the Fund) in an amount equal to the greater of (a) the amount by which the ordinary operating expenses exceed the aggregate per annum rate of 0.85% of the Fund’s average daily net assets attributable to the Fund or (b) an amount sufficient to ensure that the seven day yield of the Fund does not fall below 0%. Under this arrangement, the fees waived and expenses incurred by Alight are subject to recoupment from the Fund up to three years from the date the fees were waived or the expenses were incurred, but the Fund will not pay any recoupment to Alight if doing so would cause the Fund’s total ordinary operating expenses to exceed the lesser of the expense cap currently in effect or the expense cap in effect at the time the fees and/or expenses subject to recoupment were waived and/or borne by Alight. This

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 21, 2020

arrangement will remain in effect unless and until the Board approves its termination.

*	*	*	*

Please do not hesitate to contact me at mgreer@stradley.com or 312-964-3505, or Alan Goldberg at agoldberg@stradley.com or 312-964-3503, should you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc:	Douglas Keith

Jeremy Fritz